Exhibit (e)(1)

INFORMATION ABOUT DIRECTORS

The following table sets forth the names, ages, and positions of our directors as of March 24, 2011. Our directors’ respective backgrounds and a discussion of the specific experience, qualifications, attributes, or skills of our directors that led the Board of Directors to conclude that each such person should serve as director are described following the table.

Name	Age	Position with Company
William H. Rastetter, Ph.D.(1)(2)(3)	62	Chairman of the Board
Jay T. Flatley	58	Director; President and Chief Executive Officer
A. Blaine Bowman(1)	64	Director
Daniel M. Bradbury(1)(2)	49	Director
Karin Eastham, CPA(1)(3)	61	Director
Paul C. Grint, M.D.(2)	53	Director
Gerald Möller, Ph.D.(4)	67	Director
David R. Walt, Ph.D.(3)	58	Director
Roy A. Whitfield(2)	57	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating/Corporate Governance Committee
(4)	Member of the Diagnostics Advisory Committee

William H. Rastetter, Ph.D., has been a director since November 1998 and Chairman of the Board since January 2005. Dr. Rastetter is a co-founder of Receptos, Inc., a privately-held drug discovery and development company, and has been serving as Chairman of the Board since 2009. Dr. Rastetter has also been serving as a partner of Venrock Associates, a venture capital company since August 2006. From 2007 to 2009, Dr. Rastetter was Chief Executive Officer and the Executive Chairman of Apoptos, Inc., a privately-held oncology research and development company, which was acquired by Receptos in 2009. At the end of 2005, Dr. Rastetter retired as the Executive Chairman of Biogen Idec Inc., a biopharmaceutical company. He had served in this position since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in 2003. He served as Chief Executive Officer of IDEC Pharmaceuticals, a biotechnology company, from 1986 to 2003 and as chairman of its Board of Directors from 1996 to 2003. Additionally, he served as President of IDEC Pharmaceuticals from 1986 to 2002, and as Chief Financial Officer from 1988 to 1993. From 1982 to 1986, Dr. Rastetter served in various positions at Genentech, Inc., a biotechnology company, and previously he was an associate professor at the Massachusetts Institute of Technology. Dr. Rastetter serves as a director of Neurocrine Biosciences, Inc., a NASDAQ-listed biopharmaceutical company focused on neurological and endocrine diseases and disorders. Dr. Rastetter holds a B.S. in Chemistry from the Massachusetts Institute of Technology and received his M.A. and Ph.D. in Chemistry from Harvard University.

In selecting Dr. Rastetter as a past nominee for election to the Board of Directors, the board considered, among other things, Dr. Rastetter’s scientific and technical expertise combined with his business experience in leading rapidly growing companies in the life science industry. Our continued growth is dependent on scientific and technical advances, and the Board of Directors believes that Dr. Rastetter offers both strategic and technical insight into the risks and opportunities associated with our business. In addition, Dr. Rastetter’s board and executive leadership experience at other life sciences companies provides valuable strategic and governance insight to the Board of Directors as a whole.

Jay T. Flatley has served as our President, Chief Executive Officer, and a director since October 1999. Prior to joining Illumina, Mr. Flatley was co-founder, President, Chief Executive Officer, and a director of Molecular Dynamics, Inc., a NASDAQ-listed life sciences company focused on genetic discovery and analysis, from 1994 until its sale to Amersham Pharmacia Biotech Inc. in 1998. He served in various other positions with that company from 1987 to 1994. From 1985 to 1987, Mr. Flatley was Vice President of Engineering and Vice President of Strategic Planning at Plexus Computers, a UNIX computer company. Mr. Flatley is also member of the Keck Graduate Institute Board of Trustees. Mr. Flatley holds a B.A. in Economics from Claremont McKenna College and a B.S. and M.S. in Industrial Engineering from Stanford University.

In selecting Mr. Flatley as a past nominee for election to the Board of Directors, the board considered, among other things, Mr. Flatley’s experience in leading and managing our remarkable growth and development over the past 10 years. The Board of Directors believes that Mr. Flatley, through his long experience with the Company and his prior executive and board experience with Molecular Dynamics, Inc., contributes to the board’s understanding of the needs of our customers, the markets in which we compete, and the risks and opportunities associated with our product development and technological advances.

A. Blaine Bowman has been a director since January 2007. Mr. Bowman was formerly the Chairman, President, and Chief Executive Officer, and is currently a director, of Dionex Corporation, a NASDAQ-listed manufacturer of analytical instruments. Mr. Bowman retired as President and Chief Executive Officer of Dionex in 2002 and as Chairman of the Board in 2005. He joined Dionex in 1977 and was named President and Chief Executive Officer in 1980. Before joining Dionex, Mr. Bowman was a management consultant with McKinsey & Company, a management consulting firm, and a product engineer with Motorola Semiconductor Products Division, a communication equipment company. Mr. Bowman also serves as a director of Cell Biosciences, Inc., a privately-held life sciences company focused on protein research through the use of nanoproteomics. He also served as a past director of Molecular Devices Corporation, a NASDAQ-listed supplier of instruments and consumables for life science researchers, from 1985 until its sale in 2007, and of Solexa, Inc. from 2006 until its sale to Illumina in 2007. Mr. Bowman received his B.S. in Physics from Brigham Young University and an M.B.A. from Stanford University.

In selecting Mr. Bowman as a past nominee for election to the Board of Directors, the board considered, among other things, Mr. Bowman’s understanding of highly technical manufacturing processes associated with scientific instruments, his business leadership experience, and his deep understanding of operational financial issues. We design and manufacture our products, many of which are sophisticated scientific instruments used by scientists and researchers. The Board of Directors believes that Mr. Bowman contributes to the board’s understanding of the needs of our customers and the risks associated with our manufacturing processes. In addition, Mr. Bowman’s experience as a management consultant and chief executive officer of a scientific equipment manufacturer contributes to the board’s strategic understanding and review of our business opportunities. Mr. Bowman also served as a director of Solexa, Inc. at the time we acquired Solexa, and through this position he gained an understanding of the DNA sequencing market, which is our fastest growing market, and associated product development issues.

Daniel M. Bradbury has been a director since January 2004. Mr. Bradbury has been serving as the Chief Executive Officer of Amylin Pharmaceuticals, Inc., a NASDAQ-listed biopharmaceutical company, since March 2007, as President and a board member of Amylin since June 2006, and as Amylin’s Chief Operating Officer from 2003 to June 2006. He previously served as Executive Vice President from 2000 until his promotion in 2003. He joined Amylin in 1994 and held officer-level positions in Corporate Development and Marketing since that time. From 1984 to 1994, Mr. Bradbury held a number of sales and marketing positions at SmithKline Beecham Pharmaceuticals, a drug manufacturer. Mr. Bradbury serves as a board member of BIOCOM, the Keck Graduate Institute’s Board of Trustees, and the San Diego Regional Economic Development Corporation. Mr. Bradbury is a member of the Royal Pharmaceutical Society of Great Britain and serves on the UCSD Rady School of Management’s Advisory Council, the University of Miami’s Innovation Corporate Advisory Council, and the University of Miami’s Diabetes Research Institute Corporate Advisory Council. He received a Bachelor of Pharmacy from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education.

In selecting Mr. Bradbury as a nominee for election to the Board of Directors, the board considered, among other things, Mr. Bradbury’s management and governance experience in the biopharmaceutical industry gained primarily through his involvement in leading the continuing growth and development of Amylin, a rapidly growing, global biopharmaceutical company. The Board of Directors believes that Mr. Bradbury contributes to the board’s understanding of the risks and opportunities faced by a rapidly growing global business. In addition, Mr. Bradbury’s experience successfully commercializing pharmaceutical products contributes to the board’s understanding of the risks and opportunities associated with new product development in an industry regulated by the U.S. Food and Drug Administration.

Karin Eastham, CPA, has been a director since July 2004. Ms. Eastham currently provides consulting and executive coaching to companies in the healthcare industry in addition to serving on the boards of directors for several life science companies. From May 2004 to September 2008, she served as Executive Vice President and Chief Operating Officer, and as a member of the Board of Trustees, of Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From 1999 to 2004, Ms. Eastham served as Senior Vice President, Finance, Chief Financial Officer and Secretary of Diversa Corporation, a biotechnology company. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including Vice President, Finance, at Boehringer Mannheim Corporation, a biopharmaceutical company, from 1976 to 1988. Ms. Eastham also serves as a director for Amylin Pharmaceuticals, Inc., Genoptix, Inc., a NASDAQ-listed provider of specialized diagnostic laboratory services, Geron Corporation, a NASDAQ-listed biopharmaceutical company, and Trius, Inc., a NASDAQ-listed biopharmaceutical company. Ms. Eastham also served as a past director of Tercica, Inc., a NASDAQ-listed biopharmaceutical company, from 2003 until its sale in 2008, and SGX Pharmaceuticals, Inc., a NASDAQ-listed biopharmaceutical company, from 2005 until its sale in 2008. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant and a Certified Director.

In selecting Ms. Eastham as a past nominee for election to the Board of Directors, the board considered, among other things, Ms. Eastham’s understanding of biomedical research institutions combined with her business leadership and finance experience. A significant portion of our customers are biomedical research institutions, and the Board of Directors believes that Ms. Eastham provides the board with greater insight into the needs of such institutions. Ms. Eastham also contributes to the board’s understanding of governance and strategy for life sciences companies through her experience as a director in our industry. Additionally, Ms. Eastham’s extensive senior management experience in the biopharmaceutical industry, particularly in key corporate finance and accounting positions, also provide the appropriate skills to serve on our Board of Directors.

Paul C. Grint, M.D., has been a director since April 2005. Dr. Grint is currently President of Cerexa, Inc., a wholly-owned subsidiary of Forest Laboratories, Inc., a pharmaceutical company. Prior to joining Cerexa, Dr. Grint served as Senior Vice President at Forest Research Institute, Inc., the scientific development subsidiary of Forest Laboratories, Inc. Prior to joining Forest Laboratories, from 2006 to 2008 Dr. Grint was Chief Medical Officer at Kalypsys Inc., a biopharmaceutical company, and during 2006 he was Senior Vice President and Chief Medical Officer at Zephyr Sciences, Inc, a biopharmaceutical company. He has held similar executive positions at Pfizer Inc., IDEC Pharmaceuticals Corporation, and Schering-Plough Corporation. Dr. Grint began his pharmaceutical career at the Wellcome Research Laboratories in the UK and received his medical degree from the University of London, St. Bartholomew’s Hospital Medical College in London. He is a Fellow of the Royal College of Pathologists, a member of numerous professional and medical societies, and the author or co-author of over 50 publications.

In selecting Dr. Grint as a past nominee for election to the Board of Directors, the board considered, among other things, Dr. Grint’s product development expertise gained from more than 20 years of experience in biologics and small molecule drug development, marked by the successful development of numerous commercial products in the fields of infectious disease, immunology, and oncology, combined with his understanding of the markets that we serve. Our continued growth is dependent on developing and commercializing new products and services for both the research and clinical markets. The Board of Directors believes that Dr. Grint contributes to the board’s understanding of the needs of research and clinical customers and the risks and opportunities associated with new product development.

Gerald Möller, Ph.D., has been a director since July 2010. Dr. Möller is currently an advisor at HBM Bio Ventures AG, a Swiss investment firm focusing on biotechnology, emerging pharmaceutical, medical technology, and related industries. Previously, Dr. Möller spent 23 years at Boehringer Mannheim in Germany, Japan, and the United States, where he held a number of leadership positions, including president of

Decentralized Diagnostics, president of Advanced Diagnostics and Biochemicals, and chief executive officer of Boehringer Mannheim Therapeutics. In 1995 he became chief executive officer of the worldwide Boehringer Mannheim Group. Following Boehringer’s acquisition by Roche, Dr. Möller became head of Global Development and Strategic Marketing, Pharmaceuticals, and a member of the Executive Committee at Hoffmann LaRoche. In addition to Illumina, Dr. Möller sits on several life sciences and diagnostics boards, including Morphosys AG, a Frankfurt Stock Exchange-listed biotechnology company focusing on developing the next generation of fully human antibodies, Bionostics, Inc., a privately-held developer and manufacturer of calibrators and quality control products for diabetes diagnostics test systems, and Vivacta Limited, a privately-held medical diagnostics company. Dr. Möller also is chairman of the Foundation for Innovative New Diagnostics (FIND), a product development and implementation partnership financed in part by the Bill & Melinda Gates Foundation. He holds a Ph.D. in physical chemistry from the University of Kiel in Germany.

In selecting Dr. Möller as a nominee for election to the Board of Directors, the board considered, among other things, Dr. Möller’s product development and diagnostics expertise gained from more than 30 years of leadership and strategic experience at global pharmaceutical and life science companies. The Board of Directors believes that Dr. Möller’s diagnostics experience, in particular, contributes to the board’s understanding of the growing diagnostics market and the opportunity and an risks associated with such market.

David R. Walt, Ph.D., is one of our founders and has been a director and Chairman of our Scientific Advisory Board since June 1998. Dr. Walt has been the Robinson Professor of Chemistry at Tufts University since 1995 and has been a Howard Hughes Medical Institute Professor since 2006. Dr. Walt is a Member of the National Academy of Engineering, a Fellow of the American Institute of Medical and Biological Engineers, and a Fellow of the American Association for the Advancement of Science. Dr. Walt has published over 200 papers and is named as an inventor or co-inventor of over 40 patents, many of which are directed to our micro-array products. He also serves as a board member for Quanterix, Inc., a privately-held company focused on single molecule analysis for clinical diagnostics. Dr. Walt holds a B.S. in Chemistry from the University of Michigan and received his Ph.D. in Chemical Biology from SUNY at Stony Brook.

In selecting Dr. Walt as a past nominee for election to the Board of Directors, the board considered, among other things, Dr. Walt’s scientific and technical expertise combined with his understanding of the markets that we serve. Our continued growth is dependent on scientific and technical advances, and the Board believes that Dr. Walt offers both strategic and technical insight into the risks and opportunities associated with our business. In addition, Dr. Walt’s academic and research experience provides the Board of Directors with valuable insight into the needs of our customers, many of which are scientific research institutions, and the opportunities associated with serving the research market.

Roy A. Whitfield has been a director since January 2007. Mr. Whitfield is the former Chairman of the Board and Chief Executive Officer of Incyte Corporation (formerly Incyte Genomics), a NASDAQ-listed drug discovery and development company he co-founded in 1991. From 1993 to 2001, Mr. Whitfield served as its Chief Executive Officer and, from November 2001 until his retirement in June 2003, as its Chairman. Mr. Whitfield remains on the board of Incyte Corporation. From 1984 to 1989, Mr. Whitfield held senior operating and business development positions with Technicon Instruments Corporation, a medical instrumentation company, and its predecessor company, Cooper Biomedical, Inc., a biotechnology and medical diagnostics company. Earlier, Mr. Whitfield spent seven years with the Boston Consulting Group’s international consulting practice. In addition to serving on the Incyte Board, he is a director of Nektar Therapeutics, a NASDAQ-listed clinical-stage biopharmaceutical company, and he served as a past director of Solexa, Inc. from 2006 until its sale to Illumina in 2007. Mr. Whitfield received a B.S. in Mathematics from Oxford University and an M.B.A. from Stanford University.

In selecting Mr. Whitfield as a nominee for election to the Board of Directors, the board considered, among other things, Mr. Whitfield’s management and governance experience in the biotechnology and genomics industries gained primarily through his involvement in leading the growth and development of Incyte Corporation. The Board of Directors believes that Mr. Whitfield contributes to the board’s understanding of the risks and opportunities faced by a rapidly growing global business. In addition, Mr. Whitfield’s experience as a management consultant contributes to the board’s strategic understanding and review of our business opportunities. Mr. Whitfield also served as a director of Solexa, Inc. at the time we acquired Solexa, and through this position he gained an understanding of the DNA sequencing market, which is our fastest growing market, and associated product development issues.

DIRECTOR COMPENSATION

Our directors play a critical role in guiding our strategic direction and overseeing the management of the Company. Ongoing developments in corporate governance and financial reporting have resulted in an increased demand for such highly qualified and productive public company directors. The many responsibilities and risks and the substantial time commitment of being a director of a public company require that we provide adequate incentives for our directors’ continued performance by paying compensation commensurate with our directors’ workload. Our non-employee directors are compensated based upon their respective levels of board participation and responsibilities, including service on board committees. Directors who are our employees, such as Mr. Flatley, receive no separate compensation for their services as directors.

Our director compensation is overseen by the Compensation Committee, which makes recommendations to the Board of Directors on the appropriate amount and structure of our programs in light of then-current competitive practice. The Compensation Committee typically receives advice and recommendations from a compensation consultant with respect to its determination on director compensation matters.

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board of Directors.

Cash Compensation

Annual Retainer

During fiscal 2010, each of our non-employee directors was eligible to receive an annual cash retainer of $50,000, and the Chairman of the Board was eligible to receive an additional $20,000. In January 2011, the Compensation Committee determined not to make any changes to the foregoing annual retainers for the fiscal year ending on January 1, 2012.

Committee Fees

In addition, during fiscal 2010 each of our non-employee directors serving on one or more board committee was eligible to receive the applicable fees set forth below.

	Fiscal 2010 Board Committee Fees ($)
	Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee	Diagnostics Advisory Committee
Chairperson	25,000	15,000	12,500	7,000
Member	15,000	10,000	7,000	N/A(1)

(1)	The Diagnostics Advisory Committee has only one member, who is also the Chairperson.

In January 2011, the Compensation Committee determined not to make any changes to the foregoing applicable fees for the fiscal year ending on January 1, 2012.

Equity Compensation

Annual Awards

In connection with our 2010 annual meeting of stockholders, each of our non-employee directors received a stock option grant of 13,500 shares and an award of 1,800 restricted stock units, or RSUs, in each case granted under our Amended and Restated 2005 Stock and Incentive Plan. These annual awards vest on the earlier of (i) the one year anniversary of the grant date of the option or award and (ii) the date immediately preceding the date of the annual meeting of our stockholders for the year following the year of grant of the option or award.

In January 2011, the Board of Directors, acting on the recommendation of the Compensation Committee, determined to reduce by 20% the annual equity award that non-employee directors are eligible to receive in order to reflect the increase in our stock price during fiscal 2010. Accordingly, for the fiscal year ending on January 1, 2012, non-employee directors will be eligible to receive stock option grants of 10,800 shares and awards of 1,440 RSUs, which grant or award is to be made automatically on the date of each annual stockholder meeting, with a stock option exercise price equal to the fair market value of our common stock on the grant date. Both the stock options and the RSUs will vest on the earlier of (i) the one year anniversary of the grant date of the option or award and (ii) the date immediately preceding the date of the annual meeting of our stockholders for the year following the year of grant of the option or award.

Awards Upon First Joining the Board of Directors

Upon first joining the Board of Directors, each non-employee director is eligible to receive a one-time stock option grant of 28,000 shares and an award of 4,000 RSUs, which grant or award is to be made automatically on the date the individual is elected a director, whether by stockholder approval or appointment by the board, with a stock option exercise price equal to the fair market value of our common stock on the grant date. Both the stock options and the RSUs will vest over four years, with 25% vesting at the end of the each of the four years following the grant date of the option or award.

Additional Benefits

Directors who receive RSUs are given the opportunity, at the time they execute award agreements providing for the RSU grant, to elect to receive, at the time the RSU vests, a portion of the award in cash rather than in shares in order to enable the director to satisfy his or her obligation to pay the federal income tax that becomes due at the time of such vesting.

In addition to the cash and equity compensation described above, we reimburse our non-employee directors for their expenses incurred in connection with attending board and committee meetings. We do not provide directors with additional compensation for attending board or committee meetings.

Non-Employee Director Compensation

The following table summarizes the total compensation paid by the Company to the non-employee directors for the fiscal year ended January 2, 2011.

Name(1)	Fees Earned or Paid in Cash ($)(2)		Stock Awards ($)(3)(4)	Option Awards ($)(3)(5)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
William H. Rastetter	102,000		77,076	273,139	—	—	—	452,215
A. Blaine Bowman	75,000		77,076	273,139	—	—	—	425,215
Daniel M. Bradbury	69,725		77,076	273,139	—	—	—	419,940
Karin Eastham	109,078		77,076	273,139	—	—	—	459,293
Paul C. Grint	33,512	(6)	77,076	273,139	—	—	—	443,727
Gerald Möller	25,385	(7)	171,240	566,378	—	—	—	763,003
David R. Walt	62,000		77,076	273,139	—	—	—	412,215
Roy A. Whitfield	98,512		77,076	273,139	—	—	—	448,727

(1)	Jay T. Flatley, our President and Chief Executive Officer, is not included in this table as he is our employee and receives no additional compensation for his service as a director. The compensation received by Mr. Flatley as our employee is shown in the Summary Compensation Table on page 44.
(2)	Includes cash received in lieu of stock at the time that an RSU award vests. Please see “Additional Benefits” above.
(3)	This reflects the grant date fair value of awards granted during fiscal 2010. Assumptions used in the calculation of these amounts are included in Note 1 to our audited consolidated financial statements for fiscal 2010, included in our Annual Report on Form 10-K filed with the SEC on February 28, 2011.
(4)	Each of the directors, other than Dr. Möller, received an award of 1,800 RSUs on May 12, 2010 (the date of our 2010 annual meeting of stockholders), with a per share value of $42.82 (the closing price of our common stock on NASDAQ on May 12, 2010). Dr. Möller joined the board on July 1, 2010 and received an award of 4,000 RSUs with a per share value of $42.81 (the closing price of our common stock on NASDAQ on July 1, 2010).
(5)	Each of the directors, other than Dr. Möller, received a stock option award for 13,500 shares on May 12, 2010 (the date of our 2010 annual meeting of stockholders), with a per share exercise price of $42.82 (the closing price of our common stock on NASDAQ on May 12, 2010). Dr. Möller joined the board on July 1, 2010 and received a stock option award for 28,000 shares with a per share exercise price of $42.81 (the closing price of our common stock on NASDAQ on July 1, 2010).
(6)	Dr. Grint waived fees payable in cash for board and committee service totaling $60,000.
(7)	Dr. Möller joined the board on July 1, 2010.

The following table shows the total number of unvested RSUs and total stock options held by each of our non-employee directors as of January 2, 2011:

	Unvested RSUs Outstanding	Stock Options Outstanding
Name		Vested	Unvested
William H. Rastetter	1,800	312,000	13,500
A. Blaine Bowman	1,800	84,456	13,500
Daniel M. Bradbury	1,800	142,000	13,500
Karin Eastham	1,800	122,000	13,500
Paul C. Grint	1,800	106,000	13,500
Gerald Möller	4,000	—	28,000
David R. Walt	1,800	162,000	13,500
Roy A. Whitfield	1,800	84,456	13,500

STOCK OWNERSHIP OF

PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth the number of shares of our common stock beneficially owned by each of our directors and director nominees and each executive officer named in the Summary Compensation Table (the “Named Executive Officers”), and by all of our directors, director nominees, and executive officers as a group.

The information set forth below is as of February 28, 2011 and is based upon information supplied or confirmed by the named individuals. The address of each person named in the table below is c/o Illumina, Inc., 9885 Towne Centre Dr., San Diego, California 92121.

Name of Beneficial Owner	Common Stock Beneficially Owned (Excluding Stock Options)(1)	Stock Options Exercisable Within 60 Days of February 28, 2011	Total Common Stock Beneficially Owned(1)	Percent of Common Stock(2)
Jay T. Flatley(3)	283,826	1,768,437	2,052,263	1.6%
Christian O. Henry	7,136	246,670	253,806	*
Christian G. Cabou(4)	10,459	62,061	72,520	*
Tristan B. Orpin	15,337	242,145	257,482	*
Mostafa Ronaghi	2,964	194,394	197,358	*
William H. Rastetter	90,680	122,000	212,680	*
A. Blaine Bowman	4,000	84,456	88,456	*
Daniel M. Bradbury	2,000	48,000	50,000	*
Karin Eastham	2,400	82,000	84,400	*
Paul C. Grint	2,400	76,000	78,400	*
Gerald Möller	—	—	—	*
David R. Walt(5)	1,101,046	162,000	1,263,046	*
Roy A. Whitfield	2,400	58,000	60,400	*
All directors, director nominees, and executive officers as a group (14 persons, including those directors and executive officers named above)	1,523,027	3,203,977	4,732,744	3.6%

*	Represents beneficial ownership of less than one percent (1%) of the issued and outstanding shares of common stock.
(1)	Includes shares of stock beneficially owned as of February 28, 2011. Also includes restricted stock units, or RSUs, vesting within 60 days of February 28, 2011. An RSU represents a conditional right to receive one share of our common stock at a specified future date.
(2)	Percentage ownership is based on 127,890,706 shares of common shares of common stock outstanding on February 28, 2011.
(3)	Includes 15,000 shares owned by Mr. Flatley’s children.
(4)	Includes 1,000 shares for which Mr. Cabou shares voting power with his spouse.
(5)	Includes 82,960 shares owned by Dr. Walt’s spouse.

The following table sets forth, as of February 28, 2011, the amount of beneficial ownership of each beneficial owner of more than five percent of our common stock:

Name and Address of Beneficial Owner	Common Stock Beneficially Owned	Percent of Common Stock(1)
FMR LLC(2) 82 Devonshire Street Boston, MA 02109	18,984,485	14.8%
T. Rowe Price Associates, Inc.(3) 100 E. Pratt Street Baltimore, MD 21202	12,861,180	10.1%
BlackRock, Inc.(4) 40 East 52nd Street New York, NY 10022	9,478,201	7.4%
Sands Capital Management, LLC(5) 1101 Wilson Blvd. Suite 2300 Arlington, VA 22209	9,055,831	7.1%
Morgan Stanley(6) 1585 Broadway New York, NY 10036	8,285,535	6.5%
Prudential Financial, Inc.(7) 751 Broad Street Newark, NJ 07102	7,496,586	5.9%

(1)	Percentage ownership is based on 127,890,706 shares of common shares of common stock outstanding on February 28, 2011.
(2)	This information is based on a Schedule 13G/A filed with the SEC on February 14, 2011. FMR LLC reports that it has sole voting power with respect to 219,620 shares and sole dispositive power with respect to 18,984,485 shares. We understand that Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser, is the beneficial owner of 18,764,865 shares as a result of acting as investment adviser to various investment companies (the “Fidelity Funds”). We understand that the number of shares owned by Fidelity Funds included 311,606 shares resulting from the assumed conversion of certain warrants. We understand that Edward C. Johnson, III, and FMR LLC, through its control of Fidelity, and the Fidelity Funds each has sole power to dispose of the 18,764,865 shares owned by the Fidelity Funds. We understand that neither FMR LLC nor Edward C. Johnson, III, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.
(3)	This information is based on a Schedule 13G/A filed with the SEC on February 10, 2011. These securities are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.
(4)	This information is based on a Schedule 13G filed with the SEC on February 4, 2011.
(5)	This information is based on a Schedule 13G/A filed with the SEC on February 14, 2011. Sands Capital Management, LLC reports that it has sole voting power with respect to 5,997,426 shares and sole dispositive power with respect to 9,055,831 shares and that such shares are beneficially owned by clients of Sands Capital Management, LLC.
(6)	This information is based on a Schedule 13G/A filed with the SEC on February 9, 2011. Morgan Stanley reports that it has sole voting power with respect to 8,090,145 shares and sole dispositive power with respect to 8,285,535 shares. We understand that the shares being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., an investment adviser and a wholly-owned subsidiary of Morgan Stanley.
(7)	This information is based on a Schedule 13G filed with the SEC on February 8, 2011. Prudential Financial, Inc. has sole voting and sole dispositive power over 119,931 shares, shared voting power over 4,128,787 shares, and shared dispositive power over 7,376,655 shares, which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential indirectly owns 100% of equity interests of Jennison Associates LLC. As a result, Prudential may be deemed to have shared dispositive power over the 7,469,676 shares reported on Jennison Associates LLC’s Schedule 13G filed with the SEC on February 11, 2011. Jennison Associates LLC does not file jointly with Prudential, as such, shares included in Jennison Associates LLC’s Schedule 13G may also be included in the shares reported in the Schedule 13G filed by Prudential Financial, Inc.

EXECUTIVE OFFICERS

The following table sets forth the names, ages, positions, and business experience during the past five years of our executive officers as of March 24, 2011:

Jay T. Flatley, age 58

President & Chief Executive Officer

•	1999 – present: present position
•	Joined Illumina 1999

Christian G. Cabou, age 61

Senior Vice President, General Counsel & Secretary

•	2006 – present: present position
•	2001 – 2006: general counsel for GE Global Research, General Electric Company’s advanced industrial research and development industrial laboratories
•	Joined Illumina 2006

Gregory F. Heath, Ph.D., age 53

Senior Vice President & General Manager, Diagnostics

•	2008 – present: present position
•

2004 – 2008: senior vice president for Roche Molecular Systems, Inc., responsible for its global molecular diagnostics business (2006-2008), global marketing and business development (2005-2006), and global product marketing (2004-2005)

•	Joined Illumina 2008

Christian O. Henry, age 43

Senior Vice President, Chief Financial Officer & General Manager, Life Sciences

•	2010 – present: present position
•	2009 – 2010: Senior Vice President, Corporate Develop ment& Chief Financial Officer
•	2006 – 2009: Senior Vice President and Chief Financial Officer
•	2005 – 2006: Vice President and Chief Financial Officer
•	2003 – 2005: chief financial officer for Tickets.com, a publicly traded, online ticket provider that was acquired by Major League Baseball Advanced Media, LP
•	Joined Illumina 2005

Tristan B. Orpin, age 45

Senior Vice President & Chief Commercial Officer

•	2010 – present: present position
•	2007 – 2010: Senior Vice President, Commercial Operations
•	2002 – 2007: Vice President of Worldwide Sales
•	Joined Illumina 2002

Mostafa Ronaghi, Ph.D., age 42

Senior Vice President & Chief Technology Officer

•	2008 – present: present position
•	2002 – 2008: principal investigator at Stanford University, where Dr. Ronaghi focused on the development of novel tools for molecular diagnostic applications
•	2007 – 2008: chairman and chief scientific officer for Avantome, Inc., a privately-held sequencing company co-founded by Dr. Ronaghi and acquired by Illumina in 2008
•	Joined Illumina 2008

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board of Directors determines the compensation for our executive officers. The Compensation Committee considers, adopts, reviews, and revises executive officer compensation plans, programs, and guidelines, and reviews and determines all components of each executive officer’s compensation. Compensation programs, and the compensation components, for the President and Chief Executive Officer are, additionally, subject to approval by the Board of Directors. The Compensation Committee also consults with management and Illumina’s employee rewards and benefits group regarding both executive and non-executive employee compensation plans and programs, including administering our equity incentive plans.

This section of the proxy statement explains how our executive compensation programs are designed and operate with respect to Illumina’s “named executive officers,” who are the CEO, CFO, and the three other most highly compensated executive officers in a particular year. For fiscal 2010, our named executive officers are:

•	Jay T. Flatley — President & Chief Executive Officer

•	Christian O. Henry — Senior Vice President, Chief Financial Officer & General Manager, Life Sciences

•	Christian G. Cabou — Senior Vice President, General Counsel & Secretary

•	Tristan B. Orpin — Senior Vice President & Chief Commercial Officer

•	Mostafa Ronaghi — Senior Vice President & Chief Technology Officer

Compensation Philosophy and Objectives

Our executive compensation and benefit programs aim to encourage our executive officers to continually pursue strategic opportunities, while effectively managing our day-to-day operations. Specifically, we have created a compensation package that combines short- and long-term components (cash and equity, respectively) at the levels we believe are most appropriate to motivate and reward our executive officers. The Compensation Committee and our management believe that the proportion of at-risk, performance-based compensation should rise as an employee’s level of responsibility increases.

Our executive compensation program is designed to achieve four primary objectives:

•	attract, retain, and reward executives who contribute to our success;

•	provide economic incentives for executives to achieve business objectives by linking executive compensation with our overall performance;

•	strengthen the relationship between executive pay and stockholder value through the use of long-term compensation; and

•	reward individuals for their specific contributions to our success.

Use of Market Data and Benchmarking

We strive to set executive compensation at competitive levels. This involves, among other things, establishing compensation levels that are generally consistent with levels at other companies with which we compete for talent.

During fiscal 2010, the Compensation Committee retained Radford, an Aon Hewitt Company, as the Compensation Committee’s advisor reporting directly to the Chairperson. The Compensation Committee maintains sole authority to retain and determine the work to be performed by Radford. During fiscal 2010, the Compensation Committee directed Radford to conduct a comprehensive formal review and analysis of our executive compensation and incentive programs relative to competitive benchmarks. This review consisted of a benchmarking analysis of our executive compensation philosophy and practices against prevailing market practices of identified peer group companies and broader industry trends. The analysis included the review of the total direct compensation (inclusive of salary, cash bonuses, and equity awards) of our executive officers. It was based on an assessment of market trends covering available public information in addition to proprietary data provided by Radford. The peer group was developed considering companies within the industry that have similar business challenges and complexities where we might recruit and lose executive talent.

The Compensation Committee considered a number of factors in defining the peer group, including industry competitors of similar revenue range, growth rates, employee size, and market capitalization range that we believe reflects the market for talent and stockholder investment. Many of the industry competitors are located in our geographical area, which reflects high-cost of living areas and therefore impacts rate of pay.

The following companies made up the compensation peer group for fiscal 2010:

•	Affymetrix, Inc.
•	Alere Inc.
•	Beckman Coulter, Inc.(1)
•	The Cooper Companies, Inc.
•	Edwards Lifesciences

Corporation

•	Gen-Probe, Incorporated
•	Hologic, Inc.
•	IDEXX Laboratories, Inc.
•	Intuitive Surgical, Inc.
•	Life Technologies Corporation
•	National Instruments Corporation
•	PerkinElmer, Inc.
•	QIAGEN N.V.
•	ResMed Inc.
•	Varian, Inc.(2)
•	Waters Corporation

(1)	On February 7, 2011, Beckman Coulter, Inc. announced its pending sale to Danaher Corporation.
(2)	In July 2010, the Compensation Committee removed Varian, Inc. from the compensation peer group in light of its sale to Agilent Technologies, Inc.

We target our total direct compensation for executive officers at between the 50th and 60th percentile of compensation paid to executives within our compensation peer group. We may deviate from these general target levels to reflect the executive’s experience, the executive’s sustained performance level, and market factors as deemed appropriate by the Compensation Committee. The Compensation Committee reviews the information prepared by management from the Radford assessment, reviews each component of an executive’s compensation during the current year and prior years (“tally sheets”), and considers an executive’s contribution to the achievement of our strategic goals and objectives, the executive’s overall compensation, and other factors to determine the appropriate level and mix of compensation. An executive’s compensation is not determined by formula but, instead, in comparison to market and within our company to positions with similar responsibility and impact on operations.

Role of the Compensation Committee

The Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies, and programs. The Board of Directors has determined that each member of the Compensation Committee is independent within the meaning, and meets the requirements, of Rule 16b-3 of the Securities Exchange Act of 1934 and the rules of The NASDAQ Global Select Market. The Compensation Committee functions under a written charter, which was adopted by the Board of Directors. The charter is reviewed annually and updated as appropriate. A copy of the charter is available on our website at www.illumina.com by clicking on “Company,” then “Investor Relations,” and then on “Corporate Governance.”

The primary responsibilities of the Compensation Committee are to:

•

recommend to the Board of Directors the amount and form of compensation to be paid to our Chief Executive Officer, taking into account the results of the Board of Director’s annual performance evaluation of the Chief Executive Officer;

•	review and approve the amount and form of compensation to be paid to our other executive officers and senior, non-executive employees;

•	exercise oversight of our compensation practices for all other non-executive employees; and

•	administer our equity compensation plans.

The Compensation Committee meets as often as it considers necessary to perform its duties and responsibilities. The Compensation Committee held six meetings during fiscal 2010, and it has held two meetings so far in 2011 to review and finalize compensation elements related to fiscal 2010. The Chairperson works with the Chief Executive Officer and the Vice President of Human Resources to establish the meeting agenda in advance of each meeting. The Compensation Committee typically meets with the Chief Executive Officer, Chief Financial Officer, General Counsel, Vice President of Human Resources, our external counsel, and, on occasion, with an independent compensation consultant retained by the Compensation Committee.

When appropriate, such as when the Compensation Committee is discussing or evaluating compensation for the Chief Executive Officer, the Compensation Committee meets in executive session without management. The Compensation Committee receives and reviews materials in advance of each meeting. These materials include information that the independent compensation consultant and management believe will be helpful to the Compensation Committee, as well as materials that the Compensation Committee has specifically requested, including benchmark information, historical compensation data, performance metrics and criteria, the Board of Directors’ assessment of our performance against our goals, and the Chief Executive Officer’s assessment of each executive’s performance against pre-determined, individual objectives.

Components and Analysis of Fiscal 2010 Executive Compensation

For fiscal 2010, the principal elements of our executive compensation program are summarized in the following table and described in more detail below.

Compensation Element	Objective	Designed to Reward	Key Features Specific to Executives
Base Salary	To provide a competitive, fixed level of cash compensation for the executive officers	Experience, expertise, knowledge of the industry, duties, scope of responsibility, and sustained (and expected) performance	Adjustments are based on an individual’s current (and expected) future performance, base pay relative to our compensation peer group, and internal equity
Performance-Based Cash Compensation	To encourage and reward executive officers’ contributions in achieving strong financial and operational results by meeting or exceeding established goals	Success in achieving annual results	Annual performance-based cash compensation is based on a formula that includes achievement of corporate revenue and operating income goals and achievement of individual performance goals
Long-Term Equity Compensation	To retain executive officers and to align their interests with those of our stockholders in order to increase overall stockholder value	Success in achieving long-term results

Grants typically consist of both stock options and RSUs

Stock options generally vest monthly over a four-year period

RSUs vest 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 30% on the third anniversary of the grant date, and 35% on the fourth anniversary of the grant date

Given our rapid growth and continued high growth profile, a majority of our executive officers’ compensation has been delivered, and is expected to be delivered, through long-term equity awards

Base Salary

Base salary is the primary fixed component of our executive compensation program. In general, executive officers with the highest level of responsibility have a lower percentage of their compensation fixed as base salary and a higher percentage of their compensation at risk. Base salary represented a relatively small percentage of total compensation (15% in 2010) for the named executive officers, as set forth in the Summary Compensation Table.

Salary levels are considered as part of our annual executive performance review process, as well as upon promotion or other material change in job responsibility. The Chief Executive Officer makes recommendations to the Compensation Committee for base salary changes for executive officers (excluding himself) based on performance and current pay relative to market practices for executive officers, other than himself. The Compensation Committee reviews these recommendations, makes any adjustments it considers necessary, and then approves the salary changes. The Compensation Committee recommends to the Board of Directors the base salary for our Chief Executive Officer based on performance and his current pay relative to other chief executives in our peer group. The Compensation Committee believes that increases to base salary should reflect the executive’s performance for the preceding year and pay level relative to similar positions in our peer group. Base salary increases also reflect anticipated future contributions of the executive.

Fiscal 2010 Base Salaries

As illustrated in the table below, the average salary increase for all named executive officers in fiscal 2010, other than for Mr. Henry, was 3.7%. This reflects the fact that, generally, salaries of such named executive officers were competitive in relation to our compensation peer group when measured at the 60th percentile. Mr. Henry received a 9.6% increase in his base salary for 2010 in recognition of Mr. Henry’s increased responsibilities serving as our Chief Financial Officer while at the same time overseeing our corporate development functions during 2009, in addition to becoming General Manager of our Life Sciences business unit in February 2010.

Named Executive Officer	Position	2009 Base Salary ($)	2010 Base Salary ($)	% Increase
Jay T. Flatley	President & Chief Executive Officer	725,000	750,000	3.4%
Christian O. Henry	Senior Vice President, Chief Financial Officer & General Manager, Life Sciences	377,300	413,600	9.6%
Christian G. Cabou	Senior Vice President, General Counsel & Secretary	353,900	368,100	4.0%
Tristan B. Orpin	Senior Vice President & Chief Commercial Officer	366,800	379,600	3.5%
Mostafa Ronaghi	Senior Vice President & Chief Technology Officer	325,000	338,000	4.0%

Performance-Based Cash Compensation

In general, annual cash bonuses are paid out under our Variable Compensation Plan, or VCP. The VCP is an “at-risk” bonus compensation program designed to foster a performance-oriented culture, where individual performance is aligned with organizational objectives. The VCP provides guidelines for the calculation of annual non-equity, incentive-based compensation, subject to the Compensation Committee’s oversight and modification. Any executive officer that is hired during the year on or prior to October 1st is eligible to participate in the VCP for that year. Any bonus received by such executive is prorated based on the amount of time the executive officer served during the plan year.

Target Amounts and Weighted Components

For fiscal 2010, the Compensation Committee established target cash bonus amounts under the VCP, calculated as a percentage of each executive officer’s base salary. For our President and Chief Executive Officer, Mr. Flatley, the target cash bonus amount as a percentage of his base salary was increased from

85% to 100% for fiscal 2010 (as compared to 2009). The Compensation Committee determined that an increased percentage of the chief executive officer’s cash compensation should be “at-risk” and moved the target bonus percentage closer to comparable positions of scope and responsibility when measured against our compensation peer group. For each of the other named executive officers, the target cash bonus amount as a percentage of base salary was 55%, which remained unchanged for fiscal 2010 as compared to 2009.

Under the VCP, the target cash bonus amount is divided into three separate components with the following weighting (as a % of the target cash bonus amount):

•	50% based on the achievement of corporate revenue objectives (the “revenue VCP target”);

•	30% based on the achievement of corporate operating income objectives (the “operating income VCP target”); and

•	20% based on the achievement of individual performance objectives (the “individual performance VCP target”).

The Compensation Committee and the Board of Directors approve minimum, threshold, target, and maximum levels for each component of the revenue and operating income VCP targets. Payments of the applicable component of the annual cash bonus amounts are based upon the achievement of such objectives for the year. No payouts are earned for a component if the minimum level is not achieved. Target and threshold levels represent a range of our desired level of performance that the Compensation Committee and the Board of Directors believe are both attainable and practical based on a realistic estimate of our future financial performance. Maximum levels are designed to motivate and reward realistically achievable superior performance.

At the beginning of each year, the Chief Executive Officer develops corporate objectives focused primarily on financial performance and other critical corporate goals, such as new product introductions, market penetration, infrastructure investments, and consistency of operating results. The corporate objectives are based on our annual operating plan, which is approved by the Board of Directors in January of each year. In addition, the Chief Executive Officer, together with each executive eligible to participate in the VCP, develops a corresponding set of objectives to measure individual performance for the year. The corporate and individual objectives for all named executive officers are reviewed by the Compensation Committee, and both the Compensation Committee and the Board of Directors approve the corporate objectives and the individual objectives for the Chief Executive Officer.

Shortly following completion of the fiscal year, the Compensation Committee and the Board of Directors assess our performance against each of the revenue and operating income VCP targets, comparing the actual fiscal year results to the pre-determined minimum, threshold, target, and maximum levels for each objective, and an overall percentage amount for the corporate financial objectives is calculated. The Compensation Committee (and the Board of Directors with respect to the Chief Executive Officer) also reviews the performance of each named executive officer against such officer’s individual objectives, and an overall percentage amount for the individual performance objectives is calculated. Although the operation of the VCP is largely formulaic, the Compensation Committee and the Board of Directors can use their discretion when determining the pay for our executive officers and also when assessing the attainment of individual and corporate performance goals.

Revenue VCP Target

For fiscal 2010, each executive had the potential to earn up to a maximum of 130% of the revenue VCP target based on the Company’s performance against the following fiscal 2010 revenue objectives (with the bonus amount calculated as a linear ratio for points between the minimum, threshold, target, and maximum):

	Minimum	Threshold	Target	Maximum
Revenue Objective ($ in millions)	755.0	784.0	825.0	850.0
% of Revenue VCP Target Paid	50%	95%	100%	130%

Operating Income VCP Target

For fiscal 2010, each executive had the potential to earn up to a maximum of 130% of the operating income VCP target based on the Company’s performance against the following fiscal 2010 operating income objectives (with the bonus amount calculated as a linear ratio for points between the minimum, threshold, target, and maximum):

	Minimum	Threshold	Target	Maximum
Operating Income Objective ($ in millions)(1)	190.0	211.0	243.0	250.0
% of Operating Income VCP Target Paid	50%	95%	100%	130%

(1)	Operating income is defined as the income from operations that excludes stock compensation expense, merger related charges, interest and other revenue and income tax expense.

Example Calculation

We have included a hypothetical example to demonstrate the calculation. For example, assume Executive A’s base salary for fiscal 2010 was $400,000 and that Executive A’s target cash bonus amount as a percentage of base salary was set at 55%. Executive’s A’s target bonus amount would be $220,000 (i.e., 55% x $400,000). Assuming that Executive A exceeded or outperformed all of his or her individual performance goals, Executive A’s actual bonus under the minimum, threshold, target, and maximum financial objective levels could range from between $44,000 and $272,800 and would be determined as follows:

	Below Minimum ($)	At Minimum ($)	At Threshold ($)	At Target ($)	At or Greater than Maximum ($)
Revenue VCP Target (50% x $220,000 = $110,000)	—	55,000	104,500	110,000	143,000
Operating Income VCP Target (30% x $220,000 = $66,000)	—	33,000	62,700	66,000	85,800
Individual Performance VCP Target (20% x $220,000 = $44,000)	44,000	44,000	44,000	44,000	44,000

Total	44,000	132,000	211,200	220,000	272,800

Performance-Based Cash Compensation Payments

The Compensation Committee met on December 13, 2010 and January 27 and January 31, 2011 to review fiscal 2010 corporate and executive goal performance, make determinations for fiscal 2010 performance-based incentive cash compensation awards based on the performance reviews, and establish the fiscal 2011 executive compensation plan.

The following table presents the performance-based cash compensation opportunities as a percentage of base salary and the actual amounts earned by each named executive officer for fiscal 2010:

Named Executive Officer	2010 Target Bonus as a % of Base Salary	Actual Bonus Payout ($)(1)(2)	Actual Bonus Payout as a % of Base Salary(1)(2)
Jay T. Flatley	100%	922,500	123%
Christian O. Henry	55%	277,526	67%
Christian G. Cabou	55%	246,995	67%
Tristan B. Orpin	55%	258,887	68%
Mostafa Ronaghi	55%	224,939	67%

(1)	These bonuses were paid in February 2011 and reflect fiscal 2010 revenue and operating income that in each case exceeded the maximum financial objectives established for the fiscal 2010 VCP. Accordingly, the revenue VCP component (50% of target bonus) paid out at its maximum level of 130.0% and the operating income VCP component (30% of target bonus) paid out at its maximum level of 130.0%. The individual performance VCP component (20% of target bonus) was determined based on achievement of pre-established individual performance objectives.

Performance-based cash compensation awards made to named executive officers under the VCP for performance in fiscal 2008 and 2009 are reflected in the column titled “Non-Equity Incentive Plan Compensation” of the Summary Compensation Table on page 44. These bonuses were paid in February 2009 and February 2010, respectively.

Long-Term Equity Compensation

The Compensation Committee believes it is appropriate to align the interests of executives with those of stockholders. Accordingly, we award long-term incentives to reward performance and align executives with long-term stockholder interests by providing executives with an ownership stake in the Company, encouraging sustained long-term performance, and providing an important retention element to their compensation program. We believe that one of the most effective ways to accomplish this objective is to provide executive officers with a substantial economic interest in the long-term appreciation of our stock price through equity grants in the form of stock options and restricted stock units, or RSUs. In keeping with our compensation philosophy to tie executive pay to stockholder value creation, executives realize value through stock options only to the extent that our stock price increases. RSUs also provide a long-term incentive for executives to remain with us, but do not have an exercise price and accordingly provide some amount of value to recipients regardless of our stock price. During 2010, we awarded approximately 18.5% of our total equity grants to our named executive officers in the form of RSUs as measured by the grant date fair value of the awards.

Determination of Long-Term Equity Compensation

To determine the value for long-term incentives granted to an executive each year, we consider the following factors:

•	the proportion of long-term incentives relative to base pay;

•	the executive’s impact on Company performance and ability to create value;

•	long-term business objectives;

•	awards made to executives in similar positions within our compensation peer group of companies;

•	the market demand for the executive’s particular skills and experience;

•	the amount granted to other executives in comparable positions at the Company;

•	the executive’s demonstrated performance over the past few years; and

•	the executive’s leadership performance.

In addition, the new hire equity grant made to an executive officer upon first joining the Company is based primarily on competitive conditions applicable to the executive officer’s specific position. The Compensation Committee also considers the number and type of equity awards owned by executive officers in comparable positions, including the executive’s prior position. Subsequent equity grants to executive officers are generally considered and, if appropriate, awarded in connection with their annual performance review each January. Such subsequent grants serve to maintain a competitive position for us relative to new opportunities that may become available to our executive officers and to enhance the retention features of the program.

Stock Options

New Hire Awards. Stock options for newly-hired executives may be granted under our New Hire Stock and Incentive Plan or under our 2005 Stock and Incentive Plan, in each case on the date employment with us commences. New hire stock options granted prior to March 30, 2008 vest over a five-year period, with 20% of the options vesting on the first anniversary of the grant date and the remaining options vesting monthly over the next 48 months. New hire stock options granted on or after March 30, 2008 vest over a four-year period, with 25% of the options vesting on the first anniversary of the grant and the remaining options vesting monthly over the next 36 months. Each of the options has a maximum term of ten years, measured from the applicable grant date, subject to earlier termination if the optionee’s service with us ceases.

Subsequent Awards. Stock options granted to executives subsequent to hiring are granted under our 2005 Stock and Incentive Plan. Prior to 2008, stock options granted under the 2005 Stock and Incentive Plan to executives subsequent to hiring vested monthly over a five-year period. Effective January 1, 2008, the Compensation Committee changed the vesting schedule for stock options to monthly vesting over a four-year period. Each of the options has a maximum term of ten years, measured from the applicable grant date, subject to earlier termination if the optionee’s service with us ceases.

Restricted Stock Units

Effective January 1, 2008, long-term equity compensation packages to executives have included grants of RSUs. RSUs for newly-hired executives may be granted under our New Hire Stock and Incentive Plan or under our 2005 Stock and Incentive Plan, in each case on the date employment with us commences. RSUs granted to executives subsequent to hiring are granted under our 2005 Stock and Incentive Plan. Whether awarded at the time of hire or subsequently, RSUs vest 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 30% on the third anniversary of the grant date, and 35% on the fourth anniversary of the grant date. Vesting in all cases is subject to the individual’s continued service to us through the vesting date.

Fiscal 2010 Long-Term Equity Compensation

The following table presents the long-term equity compensation awarded to each named executive officer based on grant date fair value and as a multiple of base salary for fiscal 2010:

Named Executive Officer	Stock Options (Grant Date Fair Value) ($)(1)	RSUs (Grant Date Fair Value)($)(1)	Total ($)	Multiple of 2010 Base Salary
Jay T. Flatley	4,007,025	907,500	4,914,525	6.6
Christian O. Henry	1,226,617	277,800	1,504,417	3.6
Christian G. Cabou	1,226,617	277,800	1,504,417	4.1
Tristan B. Orpin	1,226,617	277,800	1,504,417	4.0
Mostafa Ronaghi	1,226,617	277,800	1,504,417	4.5

(1)	Messrs. Henry, Cabou, Orpin, and Ronaghi, each of whom are “Senior Vice Presidents,” received the same equity award on January 27, 2010, consisting of a stock option award for 67,500 shares and an RSU award of 7,500 shares.

Compensation Mix

The following table shows the mix of base salary, cash bonus, and long-term equity compensation for our named executive officers for fiscal 2010:

	Amount ($)	Percent
Base Salary	2,244,839	15%
Annual Cash Bonus(1)	1,930,847	13%
Long-Term equity Compensation(2)	10,932,193	72%

Total	15,107,879	100%

(1)	Bonuses were earned during fiscal 2010 and were paid in February 2011.
(2)	Reflects the grant date fair value of awards granted during fiscal 2010. Assumptions used in the calculation of these amounts are included in Note 1 to our audited consolidated financial statements for fiscal 2010, included in our Annual Report on Form 10-K filed with the SEC on February 28, 2011.

Change-in-Control Benefits

Our executive management and other employees have built Illumina into the successful enterprise that it is today. We believe that the interests of stockholders will be best served if the interests of our executive management are aligned with them, and providing change-in-control benefits may eliminate, or at least reduce, the reluctance of executive management to pursue potential change in control transactions that may be in the best interests of stockholders. As such, we provide change-in-control severance benefits to certain of our executive officers, including each of Messrs. Flatley, Henry, Cabou, Orpin, and Ronaghi. The initial term of all change-in-control severance agreements expired in August 2009, after which the agreements automatically renew annually for additional one year periods unless a notice of non-extension is provided by either party.

For purposes of these benefits, in general, a change in control is deemed to occur in any of the following circumstances:

•	any merger or consolidation in which we are not the surviving entity;

•	the sale of all or substantially all of our assets to any other person or entity;

•	the acquisition of beneficial ownership of a controlling interest in the outstanding shares of our common stock by any person or entity;

•

a contested election of our directors as a result of which or in connection with which the persons who were directors before such election or their nominees cease to constitute a majority of the Board of Directors; or

•	any other event specified by the Board of Directors.

Under the change-in-control severance agreements, the executive would receive benefits if he were terminated within two years following the change of control either:

•

by the Company other than for “cause,” which is defined in each change-in-control severance agreement to include repeated failure or refusal to materially perform his duties that existed immediately prior to the change of control, conviction of a felony or a crime of moral turpitude, or engagement in an act of malfeasance, fraud, or dishonesty that materially damages our business; or

•

by the executive on account of “good reason,” which is defined in each change-in-control severance agreement to include certain reductions in the executive’s annual base salary, bonus, position, title, responsibility, level of authority, or reporting relationships that existed immediately prior to the change of control, or a relocation, without the executive’s written consent, of the executive’s principal place of business by more than 35 miles from the executive’s principal place of business immediately prior to the change of control.

Pursuant to the change-in-control severance agreements, if a covered termination of the executive’s employment occurs in connection with a change in control, then, with the exception of the Chief Executive Officer, the executive is generally entitled to the following benefits:

•

a severance payment equal to one year of the executive’s annual base salary plus the greater of (a) the executive’s then-current annual target bonus or other target incentive amount or (b) the annual bonus or other incentive paid or payable to the executive for the most recently completed fiscal year;

•	a lump sum payment of the executive’s earned but unpaid compensation;

•

payments of the executive’s group health insurance coverage premiums under COBRA law, including coverage for executive’s eligible dependents enrolled immediately prior to termination, for a maximum period of one year; however, our obligation to pay such premiums ceases immediately upon the date the executive becomes covered under any other group health plan;

•	continuance of the executive’s indemnification rights and liability insurance for a maximum of one year following termination;

•	automatic vesting of the executive’s unvested stock options and equity or equity-based awards; and

•	certain professional outplacement services consistent with the executive’s position for up to two years following termination.

Our Chief Executive Officer is entitled to a severance payment equal to twice the sum of his annual base salary and the greater of his target or most recently paid or payable target bonus or other target incentives and 24 months of continued certain medical and other benefits in addition to the benefits previously described for the other named executive officers.

The change-in-control severance agreements provide that each executive’s total change-in-control payment may be reduced in the event such payment is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, and such a reduction would provide a greater after-tax benefit for the executive. Additionally, change-in-control benefits are subject to limitations under IRC

Section 280G “golden parachute” provisions. A full analysis of the financial impact of these limitations will be performed based on the facts and circumstances in the event a change in control were to occur.

Based upon a hypothetical change of control date of December 31, 2010, the last trading day of fiscal 2010, the change-in-control benefits for our named executive officers would have been as follows:

		Change in Control Benefit
Name	Severance Calculated from Base Salary ($)	Severance Calculated from Bonus ($)	Medical and Dental Benefits ($)	Fair Market Value of Accelerated Equity Compensation ($)(1)	Total ($)
Jay T. Flatley	1,500,000	1,500,000	53,992	22,331,289	25,385,281
Christian O. Henry	413,600	227,480	21,904	8,156,757	8,819,741
Christian G. Cabou	368,100	202,455	14,677	7,369,964	7,955,196
Tristan B. Orpin	379,600	208,780	21,904	6,686,186	7,296,470
Mostafa Ronaghi	338,000	185,000	19,000	4,421,381	4,947,381

(1)	Fair market value of accelerated equity compensation includes the value of unvested and accelerated stock options and RSUs as of December 31, 2010. The value of the stock options was calculated by multiplying the number of accelerated options by the difference between the exercise price and the closing price of our common stock on December 31, 2010. The value of the RSUs is based on the number of outstanding shares that would not ordinarily have vested December 31, 2010 multiplied by the applicable closing share price on that date.

Other Benefits and Perquisites

We do not provide pension arrangements or post-retirement health coverage for our executives or employees, other than the change-in-control severance benefits previously discussed. Otherwise, we provide to our executives medical and other benefits that are generally available to other full-time employees, including dental, vision, and group term life insurance, AD&D premiums, a 401(k) plan, and an Employee Stock Purchase Plan. Our discretionary contributions to the 401(k) plan on behalf of each employee participating in the plan are set at up to 50% of the first 6% of employees’ contributions to the plan, based on our meeting certain financial targets. Beginning in 2008, we began offering a deferred compensation plan to all employees at a Vice President level or higher, as well as to the members of our Board of Directors. In 2009, we extended participation in this program to all U.S. employees at a Senior Director level or higher, and in 2010 we extended participation in this program to all U.S. employees at a Director level or higher.

All of our executive officers participated in our 401(k) plan during fiscal 2010 and received matching contributions.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986 limits the deductibility of compensation payable in any tax year to the Chief Executive Officer and the other four most highly compensated executive officers. Section 162(m) stipulates that a publicly held company cannot deduct compensation to its top officers in excess of $1 million. Compensation that is “performance-based” compensation within the meaning of the Internal Revenue Code does not count toward the $1 million limit. We believe that compensation paid under the executive incentive plans is generally fully deductible for federal income tax purposes with the exception of RSUs. However, in certain situations, the Compensation Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executive officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth above and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

RESPECTFULLY SUBMITTED BY THE COMPENSATION COMMITTEE.

Roy A. Whitfield (Chairperson)

Daniel M. Bradbury

Paul C. Grint, M.D.

William H. Rastetter, Ph.D.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Jay T. Flatley	2010	749,615	907,500	4,007,025	922,500	22,334	6,608,974
President, Chief Executive Officer & Director	2009	749,162	839,100	3,599,150	498,731	9,778	5,695,921
	2008	647,038	844,875	4,095,022	604,500	27,844	6,219,279
Christian O. Henry	2010	410,139	277,800	1,226,617	277,526	15,709	2,207,791
Senior Vice President, Chief Financial Officer & General Manager, Life Sciences	2009	390,203	296,364	1,372,847	159,600	6,502	2,225,516
	2008	343,097	324,850	1,574,514	313,900(4)	6,911	2,563,272
Christian G. Cabou	2010	367,882	277,800	1,226,617	246,995	17,260	2,136,554
Senior Vice President, General Counsel & Secretary	2009	366,677	237,074	1,098,278	153,600	7,659	1,863,288
	2008	336,118	297,758	1,443,305	205,601	10,015	2,292,797
Tristan B. Orpin	2010	379,403	277,800	1,226,617	258,887	13,118	2,155,825
Senior Vice President & Chief Commercial Officer	2009	380,123	237,074	1,098,278	159,200	7,644	1,882,319
	2008	351,150	297,758	1,443,305	217,620	7,671	2,317,504
Mostafa Ronaghi(5)	2010	337,800	277,800	1,226,617	224,939	12,411	2,079,567
Senior Vice President & Chief Technology Officer	2009	—	—	—	—	—	—
	2008	—	—	—	—	—	—

(1)	This reflects the grant date fair value of awards granted. Assumptions used in the calculation of these amounts are included in Note 1 to our audited consolidated financial statements for fiscal 2010, included in our Annual Report on Form 10-K filed with the SEC on February 28, 2011.
(2)	Reflects bonuses earned during fiscal 2010, fiscal 2009, and fiscal 2008 under Illumina’s Variable Compensation Plan (VCP), which were paid in February 2011, February 2010, and February 2009, respectively. The VCP is described in the Compensation Discussion and Analysis, under the caption “Performance-Based Incentive Cash Compensation.”
(3)	These amounts represent Company contributions to 401(k) plans, Company-paid physical exams, compensation paid in lieu of paid time-off, and long term disability insurance premiums.
(4)	Includes a special bonus of $100,000 in recognition of Mr. Henry’s additional responsibilities as General Manager of Sequencing during fiscal 2008.
(5)	Mr. Ronaghi became a named executive officer in fiscal 2010; therefore information has been omitted for fiscal years 2009 and 2008.

Grants of Plan-Based Awards Table

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Jay T. Flatley	1/28/2010	—	225,000	36.30	4,007,025
	1/28/2010	25,000	—	—	907,500
Christian O. Henry	1/27/2010	—	67,500	37.04	1,226,617
	1/27/2010	7,500	—	—	277,800
Christian G. Cabou	1/27/2010	—	67,500	37.04	1,226,617
	1/27/2010	7,500	—	—	277,800
Tristan B. Orpin	1/27/2010	—	67,500	37.04	1,226,617
	1/27/2010	7,500	—	—	277,800
Mostafa Ronaghi	1/27/2010	—	67,500	37.04	1,226,617
	1/27/2010	7,500	—	—	277,800

(1)	Stock awards consist of RSUs. RSUs vest 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 30% on the third anniversary of the grant date, and 35% on the fourth anniversary of the grant date.
(2)	All options granted vest in equal monthly installments over four years. Vesting is subject to the individual’s continued service to us through the vesting date.
(3)	The exercise price of stock options awarded is the closing market price of our common stock on The NASDAQ Global Select Market on the date of grant.
(4)	This reflects the grant date fair value of awards granted during fiscal 2010. Assumptions used in the calculation of these amounts are included in Note 1 to our audited consolidated financial statements for fiscal 2010, included in our Annual Report on Form 10-K filed with the SEC on February 28, 2011.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Option (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(1)	Market Value of Shares or Units of Stock that Have Not Vested ($)(2)
Jay T. Flatley	—	—	—	—	66,750	4,227,945
	375,000	—	4.30	2/25/2015	—	—
	491,666	8,334(3)	10.49	1/30/2016	—	—
	548,333	151,667(3)	20.04	1/25/2017	—	—
	164,062	60,938(4)	33.80	2/1/2018	—	—
	119,791	130,209(4)	27.97	1/29/2019	—	—
	51,562	173,438(4)	36.30	1/28/2020	—	—
Christian O. Henry	—	—	—	—	22,854	1,447,572
	16,500	—	5.23	6/6/2015	—	—
	8,833	1,334(3)	10.49	1/30/2016	—	—
	84,635	65,000(3)	20.04	1/25/2017	—	—
	65,625	24,375(4)	32.49	1/29/2018	—	—
	44,921	48,829(4)	28.45	1/28/2019	—	—
	15,468	52,032(4)	37.04	1/27/2020	—	—
Christian G. Cabou	—	—	—	—	20,539	1,300,940
	10,000	25,000(5)	13.70	5/30/2016	—	—
	2,500	32,500(3)	20.04	1/25/2017	—	—
	2,156	22,344(4)	32.49	1/29/2018	—	—
	4,937	39,063(4)	28.45	1/28/2019	—	—
	15,468	52,032(4)	37.04	1/27/2020	—	—
Tristan B. Orpin	—	—	—	—	20,539	1,300,940
	1,667	—	4.54	1/20/2015	—	—
	1,667	1,667	10.49	1/30/2016	—	—
	92,666	43,334(3)	20.04	1/25/2017	—	—
	60,156	22,344(4)	32.49	1/29/2018	—	—
	35,937	39,063(4)	28.45	1/28/2019	—	—
	15,468	52,032(4)	37.04	1/27/2020	—	—
Mostafa Ronaghi	—	—	—	—	10,475	663,487
	134,166	95,834(6)	44.38	8/4/2018	—	—
	15,093	16,407(4)	28.45	1/28/2019	—	—
	15,468	52,032(4)	37.04	1/27/2020	—	—

(1)	Stock awards consist of RSUs. RSUs vest 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 30% on the third anniversary of the grant date, and 35% on the fourth anniversary of the grant date.
(2)	Market value of stock awards was determined by multiplying the number of unvested shares by $63.34, which was the closing market price of our common stock on The NASDAQ Global Select Market on December 31, 2010, the last trading day of fiscal 2010.
(3)	These options vest monthly over a five year period from the date of grant.
(4)	These options vest monthly over a four year period from the date of grant.
(5)	20% of these options vest on the first anniversary of the grant, and the remaining options vest monthly over the next 48 months.
(6)	25% of these options vest on the first anniversary of the grant, and the remaining options vest monthly over the next 36 months.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise(1)($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
Jay T. Flatley	325,000	14,066,610	9,500	351,305
Christian O. Henry	155,500	4,028,838	3,563	130,117
Christian G. Cabou	186,500	4,567,371	3,084	112,664
Tristan B. Orpin	163,001	5,409,142	3,084	112,664
Mostafa Ronaghi	—	—	525	19,058

(1)	Value realized on exercise of option awards is computed by determining the difference between the closing market price of our common stock on The NASDAQ Global Select Market on the dates of exercise and the exercise price per share exercised.

Nonqualified Deferred Compensation for Fiscal 2010

Name	Executive Contributions in Last Fiscal Year($)(1)	Illumina Contributions in Last Fiscal Year($)(3)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals / Distributions($)	Aggregate Balance at Last Fiscal Year-End($)
Jay T. Flatley	250,000	—	36,100	146,511	—
Christian O. Henry	225,000	—	28,020	59,901	365,779
Christian G. Cabou	—	—	3,154	—	59,195
Tristan B. Orpin	—	—	17,480	—	168,328
Mostafa Ronaghi	—	—	35,624	—	332,876

(1)	Amounts included in the Summary Compensation Table in the “Salary” and “Non-Equity Incentive Plan Compensation” columns.
(2)	These amounts are not included in the Summary Compensation Table because plan earnings were not preferential or above market.
(3)	The Company made no contributions towards the deferred compensation plan for the participants in fiscal 2010 or prior years.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information about shares of our common stock that may be issued under our equity compensation plans, including compensation plans that were approved by our stockholders as well as compensation plans that were not approved by our stockholders. Information in the table is as of January 2, 2011.

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options and Rights		(b) Weighted-Average Exercise Price per Share of Outstanding Options and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	13,747,033	(1)	21.11(2)	23,597,489	(3)
Equity compensation plans not approved by security holders	1,244,500	(4)	37.53	N/A	(5)

Total	14,991,533		22.83	23,597,489

(1)	Represents 10,637,801 shares issuable upon exercise of options and 3,109,232 shares issuable under restricted stock unit awards. Options outstanding include 2,105,153 options with a weighted-average exercise price of $29.72 that were assumed in connection with corporate acquisitions.
(2)	RSUs have been excluded for purposes of computing weighted-average exercise price.
(3)	Includes 7,535,584 shares available for grant under our 2005 Stock Incentive Plan and 16,061,905 shares available for grant under our 2000 Employee Stock Purchase Plan.
(4)	Represents options granted under our New Hire Stock and Incentive Plan.
(5)	There is no set number of shares reserved for issuance under the New Hire Stock and Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We entered into a license agreement with Tufts University in 1998 in connection with the license of patents filed by Dr. David Walt, one of our directors. Dr. Walt is the Robinson Professor of Chemistry at Tufts University. Under that agreement, we pay royalties to Tufts upon the commercial sale of products based on the licensed technology. Tufts University pays a portion of the royalties received from us to Dr. Walt, the amount of which is controlled solely by Tufts University. The portion of royalties received from us that Tufts University shared with Dr. Walt during fiscal 2010 was approximately $592,000.

In October 2009, we made a $1.95 million investment to acquire shares of Series A Preferred Stock of Helixis, Inc., a developer of advanced nucleic acid analysis tools. Mr. Flatley, our President and Chief Executive Officer, is a director of Helixis, and he also owns shares of stock representing less than one percent of Helixis’ outstanding capital stock on a fully-diluted basis. In April 2010, we acquired all of the outstanding capital stock of Helixis that was not already owned by the Company. The Board of Directors, with Mr. Flatley abstaining, reviewed and approved our investment in, and subsequent acquisition of, Helixis.

All future transactions between us and our officers, directors, principal stockholders, and affiliates will be subject to approval by a majority of the independent and disinterested members of our Board of Directors, and will be on terms determined by such members of the Board of Directors to be no less favorable to us than could be obtained from unaffiliated third parties.

We have entered into indemnification agreements with each of our directors and executive officers pursuant to which we have agreed to indemnify these persons to the fullest extent permitted by law in connection with certain claims that may arise generally relating to their acting in their capacities as our directors or executive officers.